บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L. 313 /2005

05010459

Finance Department
Tel. 0-2537-4509

August 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the ninth exercise date of July 29, 2005, a total of 527 people who are PTTEP directors, management and employees exercised the warrants for total amount of 435,200 shares, resulting in the remaining outstanding warrants of 630,800 units, and the remaining shares reserved for the exercise of warrants of 630,800 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report July 29, 2005

Exercise price for this report 111 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	1	11,000	11,000	0.55
Director	6	10,200	10,200	0.51
Management and Employee	512	398,800	398,800	19.94
PTT Employee**	3	10,000	10,000	0.50
Retirement Employee	2	1,200	1,200	0.06
Employee's heir	3	4,000	4,000	0.20
Sub-purchasing person	-	-	-	-
Total	527	435,200	435,200	21.76

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance

**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	1	11,000	11,000	0.55
Director	6	10,200	10,200	0.51
Management and Employee	512	398,800	398,800	19.94
PTT Employee**	3	10,000	10,000	0.50
Retirement Employee	2	1,200	1,200	0.06
Employee's heir	3	4,000	4,000	0.20
Sub-purchasing person	-	-	-	-
Total	527	435,200	435,200	21.76

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,369,200 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

1,369,200 shares

3.6 The remaining units of unconverted warrants

630,800 units

3.7. The remaining number of reserved shares for the exercise of warrants

630,800 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910/L.314/2005

Finance Department
Tel. 0-2537-4509

August 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 117. The first exercise date was July 30, 2004.

Please be informed that on the fifth exercise date of July 29, 2005, a total of 559 people who are PTTEP management, and employees exercised the warrants for total amount of 426,000 shares, resulting in the remaining outstanding warrants of 1,115,200 units, and the remaining shares reserved for the exercise of warrants of 1,115,200 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 117 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report July 29, 2005

Exercise price for this report 117 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	553	413,500	413,500	20.68
PTT Employee*	3	8,400	8,400	0.42
Retirement Employee	-	-	-	-
Employee's heir	3	4,100	4,100	0.21
Sub-purchasing person	-	-	-	-
Total	559	426,000	426,000	21.30

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	553	413,500	413,500	20.68
PTT Employee*	3	8,400	8,400	0.42
Retirement Employee	-	-	-	-
Employee's heir	3	4,100	4,100	0.21
Sub-purchasing person	-	-	-	-
Total	559	426,000	426,000	21.30

***Employees on secondment from PTT Public Company Limited on the date of allocation**

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

884,800 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

884,800 shares

3.6 The remaining units of unconverted warrants

1,115,200 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,115,200 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.316/2005

Finance Department
Tel. 0-2537-4509

August 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on August 8, 2005. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,273,803,500.00 (Three thousand two hundred and seventy three million, eight hundred and three thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 654,760,700 (Six hundred and fifty four million, seven hundred and sixty thousand and seven hundred shares), which are categorized as follows:

Ordinary Shares :	654,760,700	(Six hundred and fifty four million, seven hundred and sixty thousand and seven hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910/L.315/2005

Finance Department
Tel. 0-2537-4509

August 8 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 183.

Please be informed that on the first exercise date of July 29, 2005, a total of 559 people who are PTTEP management, and employees exercised the warrants for total amount of 506,700 shares, resulting in the remaining outstanding warrants of 2,293,300 units, and the remaining shares reserved for the exercise of warrants of 2,293,300 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,800,000 shares

Exercise price 183 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report July 29, 2005

Exercise price for this report 183 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	557	502,600	502,600	17.95
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	2	4,100	4,100	0.15
Sub-purchasing person	-	-	-	-
Total	559	506,700	506,700	18.10

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	557	502,600	502,600	17.95
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	2	4,100	4,100	0.15
Sub-purchasing person	-	-	-	-
Total	559	506,700	506,700	18.10

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

506,700 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

506,700 shares

3.6 The remaining units of unconverted warrants

2,293,300 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,293,300 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President